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SECURITIES AND EXCHANGE COMMISSION
08030815
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 21 2008
Washington, DC

SEC FILE NUMBER
8-20759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2007 (MM/DD/YY) AND ENDING JANUARY 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ANGELOFF COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

626 WILSHIRE BLVD., SUITE 727
(No. and Street)

LOS ANGELES, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE P. LICHTER (858) 320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DR., SUITE 406 SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dann V. Angeloff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Angeloff Company, as of ~~January 31~~, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

24 (Date) day of January (Month), 20 08 (Year), by

(1) Dann V. Angeloff (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Tracey L. Pooler (Signature of Notary Public)

TRACEY L. POOLER
Commission # 1585417
Notary Public - California
Los Angeles County
My Comm. Expires Jun 6, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Form X-17A-5

Document Date: ______________ Number of Pages: 2

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

THE ANGELOFF COMPANY

REPORT PURSUANT TO RULE 17a-5 (d)

FINANCIAL STATEMENTS

JANUARY 31, 2008 AND 2007

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2008 and 2007, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
March 10, 2008

THE ANGELOFF COMPANY
STATEMENTS OF FINANCIAL CONDITION
JANUARY 31, 2008 AND 2007

ASSETS

	2008	2007
Current Assets		
Cash in Bank	$ 49,087	$ 53,548
Accounts Receivable	7,730	2,137
Investments	13,904	10,423
Total Current Assets	70,721	66,108
Other Assets		
Deposits and Prepaid Expenses	1,529	1,529
Total Other Assets	1,529	1,529
Total Assets	$ 72,250	$ 67,637

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current Liabilities		
Accounts Payable and Accrued Expense	$ 5,767	$ 238
Taxes Payable	-	8,100
Total Liabilities	5,767	8,338
Stockholder's Equity		
Common Stock, Par Value $ 0.10 Per Share; Authorized 500 Shares, Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	65,983	58,799
Total Stockholder's Equity	66,483	59,299
Total Liabilities and Stockholder's Equity	$ 72,250	$ 67,637

The accompanying notes are an integral part of these financial statements.

THE ANGELOFF COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
Revenue	$ 284,865	$ 367,414
Operating Expenses		
General and Administrative Expenses	312,014	261,285
Income (Loss) From Operations	(27,149)	106,129
Other Income (Expense)		
Realized Gain (Loss)	-	422,508
Unrealized Gain (Loss)	(3,549)	(1,317)
Other Income	35,000	-
Interest Income	3,682	18,469
Other Income and (Expense)	35,133	439,660
Net Income before Provision For Income Taxes	7,984	545,789
Income tax provision	800	8,900
NET INCOME	$ 7,184	$ 536,889

The accompanying notes are an integral part of these financial statements.

THE ANGELOFF COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 314,272	$ 367,393
Cash paid to employees and suppliers	(315,385)	(262,647)
Interest received	3,682	18,469
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,569	123,215
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investments	(7,030)	(344,015)
Proceeds from sales of investments	-	784,295
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,030)	440,280
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	-	(560,000)
NET CASH (USED IN) FINANCING ACTIVITIES	-	(560,000)
NET INCREASE (DECREASE) IN CASH	(4,461)	3,495
CASH at Beginning of Period	53,548	50,053
CASH at End of Period	$ 49,087	$ 53,548
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income	$ 7,184	$ 536,889
Realized (gain) loss	-	(422,508)
Unrealized (gain) loss	3,549	1,317
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
(Increase) Decrease in:		
Accounts Receivable	(5,593)	(21)
Deposits and Prepaid Expenses	-	1,200
(Decrease) Increase in:		
Accounts Payable and Accrued Expense	5,529	(1,762)
Taxes payable	(8,100)	8,100
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,569	$ 123,215
Supplemental cash flows disclosures:		
Income tax paid	$ 8,213	$ 800

THE ANGELOFF COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
JANUARY 31, 2008 AND 2007

	2008	2007
Stockholder's Equity		
Balance at beginning of year	$ 59,299	$ 82,410
Net income	7,184	536,889
Profit distribution	-	(560,000)
Balance at end of year	$ 66,483	$ 59,299

The accompanying notes are an integral part of these financial statements.

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2008 AND 2007

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority ("FINRA"). Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Investments
Investments that were held during the year ended January 31, 2008 and 2007 consisted of stocks and stock warrants.

Investments were comprised of the following at January 31, 2008 and 2007:

Type of Investments	2008	2007
Stocks	$ 13,904	$ 10,423
Total	$ 13,904	$ 10,423

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

NOTE B - Accounting Policies

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Advertising
Advertising costs are expensed in the year incurred.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At January 31, 2008 and 2007 the Company made an appropriate state income tax provision for minimum state tax of $800 and $8,900 respectively.

Recent Accounting Pronouncements
In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

NOTE C – Cash

The Company maintains its cash balances at banks located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2008 and 2007, there were no uninsured balances.

NOTE D – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: After one (1) full year of continuous full time employment ten (10) days of vacation, and after three (3) full years of continuous full time employment fifteen (15) days of vacation. The date of employment on a full time permanent basis will be considered the anniversary date for vacation purposes. When a regular full time employee has completed fifty-two (52) weeks of continuous employment he/she will be considered as having earned the aforementioned vacation benefits. At the end of each year and at termination, employees are paid for any accumulated annual vacation leave. As of January 31, 2008 and 2007 vacation liability exists in the amount of $10 and $238 respectively.

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2008 AND 2007

NOTE E - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2008 and 2007, the Company had net capital requirements of $5,000 and net capital of approximately $55,138 and $54,070 respectively.

NOTE F - Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE G – Lease Obligation

The Company leases office space and certain equipment under non-cancelable operating. Rental expenses for these leases consisted of $42,177 and $41,453 for the years ended January 31, 2008 and 2007, respectively. The Company has future minimum lease obligations as follows:

Fiscal year ending January 31,

2009	$	41,589
2010		35,185
2011		5,122
Total	$	81,896

SUPPLEMENTAL SCHEDULES

THE ANGELOFF COMPANY
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
JANUARY 31, 2008 AND 2007

Schedule I

	2008	2007
EQUITY - END OF YEAR	$ 66,483	$ 59,299
Less Non Allowable Assets:		
Accounts Receivable	(7,730)	(2,137)
Deposits and Prepaid Expenses	(1,529)	(1,529)
Less:		
Haircuts on Other Securities	(2,086)	(1,563)
NET CAPITAL	$ 55,138	$ 54,070
TOTAL LIABILITIES	$ 5,767	$ 8,338
AGGREGATE INDEBTEDNESS	5,767	8,338
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregate Indebtedness	384	556
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	50,138	49,070
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 54,561	$ 53,236
Percentage of Aggregate Indebtedness to Net Capital	10%	15%

The accompanying notes are an integral part of these financial statements.

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II REPORT
JANUARY 31, 2008 AND 2007

Schedule II

	2008	2007
NET CAPITAL PER FOCUS II REPORT	$ 57,061	$ 63,971
Increase (Decrease) in Income due to audit adjustments	5,807	(6,201)
(Increase) Decrease in Non Allowable Assets	(7,730)	(2,137)
(Increase) Decrease in Hair Cuts	-	(1,563)
NET CAPITAL	$ 55,138	$ 54,070

RECONCILIATION OF AUDIT ADJUSTMENTS:

	2008	2007
Increase in accounts receivable	$ 7,730	$ 2,137
Increase in cash	3,606	-
Increase in accrued expense	(5,529)	(238)
Provision for income tax	-	(8,100)
Increase (Decrease) in income due to audit adjustments	$ 5,807	$ (6,201)

The accompanying notes are an integral part of these financial statements.

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

JANUARY 31, 2008 AND 2007

Schedule III

The Angeloff Company relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
The Angeloff Company
Los Angeles, California

In planning and performing our audit of the financial statements of The Angeloff Company as of January 31, 2008, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
March 10, 2008

END